

Mail Stop 4561

October 16, 2015

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
1624 Market Street, Suite 201
Denver, CO 80202

> **Re:** **MassRoots, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2015**
> **File No. 333-206731**

Dear Mr. Dietrich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2015 letter.

Prospectus Cover Page

1.   We reissue prior comment 1 in part. In this regard, please revise your prospectus cover page to clarify that you are offering units. Additionally, file a revised legality opinion that addresses the legality of the common stock that forms a part of the units. For additional guidance, consider Section II.B.1.h of our Staff Legal Bulletin No. 19.

2.   Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as it suggests that a certain amount of proceeds will be received. Additionally, revise to disclose whether you have made any

arrangements to place investor funds in an escrow, trust or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Plan of Distribution, page 23

3.   Your disclosure here indicates that you are conducting a best-efforts offering and that Chardan Capital will serve as your placement agent and will receive a commission. Please revise your disclosure on page 24 that Chardan "may be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act" to state that Chardan is an underwriter, or advise. Additionally, please reconcile the disclosure in your prospectus summary that this offering will be conducted on a self-underwritten basis with the disclosure that indicates that Chardan will act as your exclusive placement agent in connection with this offering.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Peter J. Gennuso, Esq.
         Thompson Hine LLP